AGL

Tel: 612 9921 2999
Fax: 612 9921 2552
ABN 95 052 167 405

AGL
72 Christie Street
St Leonards
NSW 2065

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

1 October 2005

05011781

SUPPL

**BY COURIER**

**Attention: Mr Michael Coco**
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
***(Contact Tel: 202.628.4222)***

Dear Sir

**THE AUSTRALIAN GAS LIGHT COMPANY**
**12g3-2(b) INFORMATION**
**FILE NO. 82-4797**

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

per Joanne Bayin

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

# Issues Raised and Reported to the ASX

## Period 1 September 2005 to 30 September 2005 (inclusive)

| Date | Name of Document |
|---|---|
| 14 September 2005 | AGL and Sydney Gas form joint venture |
| 14 September 2005 | Open Briefing AGL MD on SGL Transaction |
| 14 September 2005 | Concise Annual Report 2005 |
| 14 September 2005 | Full Financial Report 2005 |
| 14 September 2005 | Notice of Annual General Meeting |
| 14 September 2005 | Proxy Form |
| 14 September 2005 | Change of Registered Address |
| 14 September 2005 | Share Registry Change of Address |
| 15 September 2005 | Daily Share Buy-Back |
| 16 September 2005 | Daily Share Buy Back |
| 19 September 2005 | Daily Share Buy Back |
| 20 September 2005 | Daily Share Buy Back |
| 21 September 2005 | Daily Share Buy Back |
| 22 September 2005 | Daily Share Buy Back |
| 23 September 2005 | Daily Share Buy Back |
| 23 September 2005 | Change of Director's Interest Notice x 8 |
| 26 September 2005 | Daily Share Buy Back |
| 27 September 2005 | Daily Share Buy Back |
| 28 September 2005 | Daily Share Buy Back |
| 29 September 2005 | Daily Share Buy Back |

ASX.Online@asx.com.au

14/09/2005 09:52 AM

To: jmcaloon@agl.com.au, gthompson@agl.com.au
cc:
Subject: AGL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 260526 as follows:
Release Time: 14-Sep-2005 09:52:23
ASX Code: AGL
File Name: 260526.pdf
Your Announcement Title: AGL and Sydney Gas form joint venture

260526.pdf

Tel: 02 9922 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

# media release

14 September 2005

# AGL and Sydney Gas form joint venture

The Australian Gas Light Company ("AGL") today announced its intention to enter a joint venture agreement with Sydney Gas Limited ("SGL") to participate in the development and production of coal seam gas in SGL's current assets and permits.

Under the terms of the agreement, AGL will acquire a 50 per cent interest in SGL's production leases and exploration licences, including the Camden Gas Project, for a total up-front payment of $42.25 million. If additional reserves are proven at Camden, AGL will pay up to an additional $51 million by December 2008 for its half-share based upon an agreed reserve formula with reserves verified by an independent external expert.

The joint venture will commence on financial close of the acquisition of AGL's 50 per cent interest in the project, which is subject to standard conditions and consents.

In addition to the joint venture, AGL and SGL have also agreed terms of a new 10 year 14.5 petajoule ("PJ") per annum Gas Sale Agreement ("GSA") for the Camden Gas Project, with AGL having a five-year extension option. This new agreement will replace the former GSA1 and GSA2 agreements for Camden executed in 1999 and 2002 respectively.

AGL Managing Director Greg Martin said, "This transaction fits well within our growing wholesale gas business. These production leases and exploration licences have considerable potential to provide very competitively priced gas to the Sydney, Newcastle and Wollongong markets. This joint venture agreement with Sydney Gas will further support gas-fired power generation development initiatives."

"This is a sensible transaction for AGL in view of our existing relationship with SGL, the market position held by AGL in NSW and the proximity of the gas resource to a major market," Mr Martin added.

AGL acknowledges concerns about SGL's exploration program near Wyong on the Central Coast and is pleased with the decision announced today by SGL to cease those activities.

AGL currently purchases 3.5 PJ per annum from the Camden Gas Project. This growing source of supply contributes to AGL's overall wholesale gas portfolio currently sourced from the Cooper and Gippsland Basins, as well as Queensland coal seam gas fields.

AGL expects strong growth in demand for natural gas in Eastern Australian markets over the next 20 years. Gas from existing indigenous sources, including coal seam gas, as well as from Papua New Guinea, will be required to meet this demand.

**Figure 1: Map of the Sydney Basin setting out the location of projects, prospects and exploration licences covered by the AGL/SGL 50:50 joint venture**


PEL 4
HUNTER
GAS PROJECT
Maitland
PEL 267
NEWCASTLE
WYONG
GAS PROJECT
PEL 2
CENTRAL COAST
SYDNEY
CAMDEN
GAS PROJECT
WOLLONGONG
N

**Further enquiries:**

**Media**

Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

**Investors**

Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

**NOTE:** Further information will be provided in an Open Briefing statement to be issued to the ASX shortly. It will also be available to be viewed at www.agl.com.au

**ASX.Online@asx.com.au**

14/09/2005 10:57 AM

To: jmcaloon@agl.com.au, gthompson@agl.com.au
cc:
Subject: AGL - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 260571 as follows:
Release Time: 14-Sep-2005  10:57:39
ASX Code: AGL
File Name: 260571.pdf
Your Announcement Title: Open Briefing AGL MD on SGL Transaction
```

260571.pdf

# Attention ASX Company Announcements Platform
# Lodgement of Open Briefing®

open briefing

corporatefile.com.au

The Australian Gas Light Company
ABN 95 052 167 405
72 Christie Street
St Leonards, NSW 2065

---

**Date of lodgement:** 14-Sep-2005

**Title:** Open Briefing®. AGL. MD on SGL Transaction

**Record of interview:**

**corporatefile.com.au**
The Australian Gas Light Company today announced an agreement under which it will acquire a 50 percent interest in the Camden Gas Project and other permits held by Sydney Gas Limited in the Sydney Basin for an up-front cash consideration of $42.3 million. What's the rationale for the acquisition?

**MD Greg Martin**
A key component of our integrated energy company strategy is to enhance the competitiveness of our wholesale energy portfolio. For us, the Camden project represents a very competitively priced source of gas in close proximity to a major gas market. Taking a stake in the underlying resource will also allow us to better position the company for future market development opportunities, such as gas-fired power generation.

**corporatefile.com.au**
You've also announced a new 10-year, 14.5 petajoules per annum gas sale agreement to replace two existing agreements with Sydney Gas. How do the terms of the new agreement, including volumes and pricing, differ from those of the previous agreements with Sydney Gas and how do they compare with AGL's overall gas supply portfolio?

**MD Greg Martin**
Sydney Gas currently supplies gas to us from the Camden Gas Project under two 10-year gas sale agreements - GSA I executed in 1999 and GSA II executed in

2002 - which are to be replaced with the new agreement. The new agreement extends the terms of the existing gas contract with the same maximum delivery profile and on similar price terms. As I said before, this is very competitively priced gas, and is below our current average Sydney City gate price for gas purchased from other sources.

**corporatefile.com.au**
Given your recent agreement to take 1,500 petajoules of gas from the PNG project from 2009, what's the risk that the supply of gas AGL now has under long-term contract will exceed eventual demand and what recourse do you have under these contracts if demand is materially lower than expected?

**MD Greg Martin**
We're confident about the strength of future gas demand in eastern Australia. Both our own internal forecasts and those of respected independent experts indicate gas demand for both direct end use and for power generation is going to grow strongly over the next few decades. In the unlikely case that gas demand is lower than these forecasts, we're confident we have the flexibility to manage our supply portfolio and ensure our customers continue to receive competitively priced gas.

**corporatefile.com.au**
Why have you chosen to structure the deal with Sydney Gas as an acquisition of interests in specific assets rather than by taking a direct equity stake in the company?

**MD Greg Martin**
Our preference is for investments in upstream gas at the asset level where we can choose an asset mix that best suits our level of risk appetite. This is evidenced by our recently announced investment in the upstream PNG Gas Project. While our strategy doesn't preclude equity investments, investments at the asset level provide us with more scope to develop new skills within the company and make a greater contribution to the ventures we undertake.

**corporatefile.com.au**
Given Sydney Gas is currently cash-flow negative and covering its development costs via the issue of committed underwriting bonds, and that it may have to redeem $30 million of convertible notes that fall due before the end of the current financial year, what level of confidence do you have that the company can fulfil its financial obligations as a joint-venture partner?

**MD Greg Martin**
How Sydney Gas manages its finances is a matter for Sydney Gas, not us. However, it would appear that the $42 million of proceeds from us would enhance Sydney Gas's working capital over a reasonable period and give the company time to sort out its longer-term capital structure. With respect to the convertible notes, a mechanism has been negotiated that provides Sydney Gas with an option to fund all or part of the redemption of the notes through the transfer of additional assets to AGL. Sydney Gas may, however, elect to fund the convertible notes under alternative arrangements. Certainly the company re-organisation Sydney Gas has announced today gives us additional comfort in its future and we're pleased to

have Sydney Gas as a joint venture partner and as the provider of operational services for the assets under our joint-venture agreement.

**corporatefile.com.au**
How will the joint venture with Sydney Gas be structured and what level of management control will AGL have?

**MD Greg Martin**
The joint venture will be via a 50:50 unincorporated structure, managed through a joint operating agreement typical in the upstream gas industry. We'll be appointed Operator of the Camden Gas project with these services being provided during a 6-month transition period by Sydney Gas. Following the transition period, we'll form a joint operating company with Sydney Gas to provide these services to the joint venture.

**corporatefile.com.au**
What level of due diligence have you performed in relation to the Sydney Gas assets and what are the parameters of your valuation of the assets?

**MD Greg Martin**
As a longstanding gas customer, we're very familiar with Sydney Gas and the Camden Gas Project. We've undertaken a detailed and comprehensive review of the key value drivers within Sydney Gas's asset base over a number of months. Our consideration for the assets is consistent with the present value of cash flows over a range of reserve outcomes, taking due consideration of the risks and uncertainties associated with a coal seam gas development in its relatively early stages of production ramp-up.

**corporatefile.com.au**
You've indicated potential additional payments, capped at $51 million, to Sydney Gas over the next three years. What will be the basis of these payments and what's their probable quantum?

**MD Greg Martin**
The terms of the agreement are confidential, but I can say that the additional payments to Sydney Gas will be made as additional, independently verified reserves above specified levels are proved up in the Camden Gas Project area. In this way, both joint-venture parties have an incentive to economically develop the Camden Project to its full potential.

**corporatefile.com.au**
What level of future investment will be required in the Camden project and the development of the other Sydney Basin permits?

**MD Greg Martin**
The focus of activity at the Camden Gas Project will be on the drilling and tying-in of new gas wells in the adjacent production lease areas. The joint venture has an agreed field development plan and budget for the Camden Gas Project that are designed to support the gas sales profile of our gas contract, which will also be the focus of future investments. Only a modest amount is planned to be spent in the

balance of the Sydney Basin properties, although this may become more substantial if the potential for an economic development is demonstrated.

**corporatefile.com.au**
Sydney Gas's Wyong project, which is included in the assets AGL is acquiring an interest in, has faced community opposition and you've indicated that these activities will cease. What indications do you have regarding the attitude of other communities within the permit zones to future coal seam gas developments?

**MD Greg Martin**
We're keen to better understand the concerns of the communities impacted by any and all of Sydney Gas's activities. We'll ensure any landowner and community issues arising from future coal seam gas developments we're associated with are properly dealt with.

**corporatefile.com.au**
Can you comment on the expected impact of the Sydney Gas transaction and the gas sale agreement on AGL's earnings in the current year ending June 2006 and going forward?

**MD Greg Martin**
This transaction is essentially earnings neutral in the current financial year and earnings accretive in the June 2007 financial year and beyond.

**corporatefile.com.au**
How will the transaction be funded and what will be its balance sheet impact?

**MD Greg Martin**
This transaction will be 100 percent debt funded from our existing facilities. The balance sheet impact will be relatively minor and only our share of the assets purchased will be consolidated into our accounts.

**corporatefile.com.au**
The involvement in the Sydney Basin projects is AGL's first venture into upstream coal seam gas, while your partnership in the Petroleum Permit Areas implies an entry into exploration, which is at odds with your previously stated intention of staying out of exploration. What value can AGL add in these areas and what's your strategy with regard to exploration?

**MD Greg Martin**
Exploration is part and parcel of the upstream gas industry. It's the balance between production and exploration that's important to us and our predominant focus will be on developing the Camden Gas Project to its full potential. There'll be a relatively modest exploration program associated with the balance of the Sydney Basin properties, of which we'll contribute about $6 million spread over the next three years.

We're positive about the potential to develop new gas market opportunities in the Sydney region. Some of the exploration licence areas acquired in this transaction could become a source of competitively priced gas for us in years to come.

However, exploration is not a core activity for us and we won't be the operator in these areas.

**corporatefile.com.au**
Does AGL intend to pursue other upstream coal seam gas assets? What would be your investment criteria for such acquisitions and what would be the considerations versus other upstream assets?

**MD Greg Martin**
We've stated a number of times that we consider coal seam gas to be an important component of supply to meet eastern Australia's growing demand for gas. We'll continue to assess coal seam gas opportunities and may pursue a small number of opportunities that meet our strategy of enhancing the competitiveness of our wholesale energy portfolio.

As previously indicated our acquisition criteria are asset specific; we set specific discount rates for each asset type and adopt a disciplined approach to assessing the value of the opportunity to our shareholders. We'll only invest if the assets complement our integrated energy portfolio and can generate sufficient returns above their cost of capital.

**corporatefile.com.au**
Thank you Greg.

---

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 14/09/2005

TIME: 17:24:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

(3)

THE AUSTRALIAN GAS LIGHT COMPANY
**ABN 95 052 167 405**
72 Christie Street
St Leonards NSW

# NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

14 September 2005

Dear Shareholder,

I am pleased to invite you to attend AGL's 2005 Annual General Meeting of Shareholders (AGM), which has been scheduled as follows:

**Date:** Tuesday 18 October 2005
**Time:** 10.30 am
**Venue:** City Recital Hall, Angel Place, Sydney

Map and transportation instructions (whether travelling by train, bus, car or taxi) follow, for your information.

If you are able to attend the AGM, please bring the attached proxy form with you to facilitate registration into the AGM.

If you do not plan on attending the AGM, you are encouraged to appoint a proxy to attend and vote on your behalf by completing and returning the enclosed proxy form in the envelope provided. Instructions on how to appoint a proxy are detailed on the back of the proxy form. Proxies must be received no later than 10.30 am on Sunday 16 October 2005 to be valid for the meeting. Proxies may be returned by mail or by fax on 02 9921 2465.

You are encouraged to let us know of any questions you may have which you would like raised at the AGM. Details of how to lodge those questions prior to the AGM are on the last page of this Notice.

I look forward to seeing you at the AGM.

Yours sincerely

Mark Johnson

**Mark Johnson**
Chairman

## How to find the City Recital Hall

You can use the map below to find the nearest transport routes and the location of the Meeting - The City Recital Hall, Angel Place, Sydney.



Wynyard
Hunter Street
Carrington Street
Wynyard Lane
George Street
Erskine Street
Clarence Street
York Lane
Ash Street
City Recital Hall
Wynyard Street
York Street
Angel Place
Pitt Street
Martin Place
Martin Place
Barrack Street
Barrack Street


**By Train**

The City Recital Hall is a short walk from Wynyard Station and Martin Place Station.

**By Car**

There are many car parks located within walking distance.

**By Bus**

Bus interchanges are nearby at George and York Streets.

**By Taxi**

Your taxi can enter from George Street.

**For more specific information about public transport routes and timetable, contact the State Transit Authority on 131500 or visit 131500.com.au**

## ORDINARY BUSINESS

1. To receive and consider the Annual Financial Report of the Company and the consolidated entity for the year ended 30 June 2005 and the Reports of the Directors and Auditor.

2. To receive and consider the Remuneration Report of the Company, for the year ended 30 June 2005 as set out in the Directors' Report section of the Annual Report. (Note that the vote on this resolution is advisory only and does not bind the Directors or the Company).

3. To elect Directors:

   (a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   *'That Mr David Craig, a Director who was appointed to a casual vacancy until the close of the Meeting, in accordance with Clause 56 of the Company's Constitution, is re-elected as a Director of the Company.'*

   (b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   *'That Mr Graham Reaney, a Director who retires by rotation at the close of the meeting in accordance with Clause 58 of the Company's Constitution and being eligible, is re-elected as a Director of the Company.'*

   (c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   *'That Mr Charles Allen, a Director who retires by rotation at the close of the Meeting in accordance with Clause 58 of the Company's Constitution and being eligible, is re-elected as a Director of the Company.'*

## SPECIAL BUSINESS

4. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   *'That the Company approves the acquisition of rights to acquire up to a maximum of 87,483 Ordinary Shares in The Australian Gas Light Company in respect of the financial year ended 30 June 2005, by Mr Greg Martin, the Managing Director of the Company, under and in accordance with The Australian Gas Light Company's Long-Term Incentive Plan.'*

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

*'That for the financial year commencing 1 July 2005 and in respect of each financial year thereafter and until otherwise determined by a resolution of Shareholders, the maximum aggregate remuneration payable to non-executive Directors of the Company by the Company and its wholly-owned subsidiaries shall be increased by $300,000 to $1,500,000 per annum and such amount, or such lesser amount as the Directors may determine, shall be divided among the non-executive Directors in such proportions and manner as the Directors may determine.'*

**By Order of the Board**

**Jane McAloon**
Company Secretary
14 September 2005

## DETERMINATION OF ENTITLEMENT TO VOTE

For the purpose of the Meeting, the Directors have determined that shares will be taken to be held by persons registered as Shareholders as at 10.30 am on 16 October 2005.

The Company will disregard any votes cast on Resolutions 4 and 5:

(i) by any Director of the Company; and

(ii) any associate of any Director of the Company.

However, the Company will not disregard a vote if:

(i) it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(ii) it is cast by the Chairman of the Meeting as proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

## PROXIES

Each Shareholder may appoint a proxy, who need not be a Shareholder, to attend and vote at the Meeting on the Shareholder's behalf. A Shareholder who is entitled to attend and cast two or more votes at the Meeting may appoint two proxies. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder's votes, each may exercise half of the votes.

A proxy form and, if not signed by the Shareholder, the power of attorney or other authority (if any) under which the proxy form is signed (or a certified copy of that power of attorney or other authority), must be received by the Company at least 48 hours before the time for holding the Meeting. Documents may be sent to the Company by:

(i) posting them in the accompanying reply-paid envelope or posting them to The Australian Gas Light Company, Locked Bag 1837, St Leonards, NSW, 2065; or

(ii) sending them by fax to the Company's Share Registry on (02) 9921 2465; or

(iii) delivering them to the Company's Head Office at 72 Christie Street, St Leonards.

# EXPLANATORY NOTES

## ORDINARY BUSINESS

### Item 1

### To receive and consider the Reports for the year ended 30 June 2005

The AGL Concise Annual Report 2005 has been sent to Shareholders (other than those who do not wish to receive it). The AGL Full Financial Report 2005 has also been sent to those Shareholders who have requested it. Both Reports can be found on the Company's website (www.agl.com.au) under 'Investor Centre'. During this Item, there will be an opportunity for Shareholders to ask questions about or comment on the Reports and the management and performance of the Company.

**Item 2**

**Adoption of the Remuneration Report for the year ended 30 June 2005**

The Company is required under the Corporations Act 2001 to include, in the business of its Annual General Meeting, a resolution that its Remuneration Report for the year ended 30 June 2005 be adopted. The resolution is advisory only and does not bind the Directors or the Company.

The Remuneration Report is set out in the Directors' Report section of the Concise Annual Report. The Report:

- sets out the Company's policy in respect of remuneration paid to the Board, the Managing Director and senior leaders;
- explains how non-executive Directors' fees are determined within the aggregate limit approved by Shareholders;
- describes the elements of remuneration paid to the Managing Director and senior leaders, the links to Company and individual performance and the criteria used to assess performance;
- sets out the remuneration details for each Director and specified executives.

The Directors recommend that Shareholders vote in favour of Item 2.

**Item 3**

**(a) David Craig BEc CA Age 50**



**Term:** Non-executive Director since May 2005.

**Independent:** Yes.

**Committees:** Member of the Health, Safety and Environment Committee.

**Experience:** Currently the Chief Financial Officer (CFO) of the Australand Property Group. He was previously Global Transition Finance Leader for IBM's Business Consulting Services and Global CFO of PWC Consulting.

The Directors (excluding Mr Craig) recommend that Shareholders vote in favour of Item 3(a).

**Item 3**

**(b) Graham Reaney BCom CPA Age 62**



**Term:** Non-executive Director since 1988.

**Independent:** Yes.

**Committees:** Chairman of the Audit & Risk Management Committee, Member of the People and Performance, and Health, Safety and Environment Committees.

**Directorships:** Chairman of PMP Limited, a Director of St George Bank Limited and a Director of So Natural Foods Australia Limited.

**Experience:** Retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of IEL.

The Directors (excluding Mr Reaney) recommend that Shareholders vote in favour of Item 3(b).

**Item 3**

**(c) Charles Allen AO MA MSc Age 69**



**Term:** Non-executive Director since 1996.

**Independent:** Yes.

**Committees:** Member of the Audit & Risk Management and Health, Safety and Environment Committees.

**Directorships:** Chairman of Air Liquide Australia Limited and a Director of Amcor Limited and Earthwatch Australia.

**Experience:** Retired as Managing Director of Woodside Petroleum Limited in 1996. Within the last three years he was a Director and Chairman of National Australia Bank Limited.

The Directors (excluding Mr Allen) recommend that Shareholders vote in favour of Item 3(c).

**Tony Daniels OAM Age 70**

Mr Daniels, who has been a non-executive Director since 1999, will retire at the Meeting and will not be seeking re-election.

## SPECIAL BUSINESS

**Item 4**

**Approval of the participation of Mr Greg Martin, the Managing Director of the Company, in the Company's Long-Term Incentive Plan**

The Company has established a Long-Term Incentive Plan (LTIP) as part of its remuneration system for key employees. The aim of the Plan is to drive sustainable and transparent performance by the Company in the long term.

Under the LTIP key employees, that is, those employees who have the capacity to make an impact on the long-term performance of the Company, are identified and rewarded if the Company achieves superior performance over a period of time as determined by the Directors. Participants in the LTIP may be entitled to receive rights to acquire ordinary shares in the Company (Shares) if certain designated performance criteria are met.

If a Participant in the LTIP received rights to acquire Shares under the LTIP, those rights will generally vest in three equal annual tranches over three years from the date of the award of the rights. When rights vest, Shares will be allocated to the Participant in satisfaction of those rights. The rights do not attract the benefits of share ownership including dividend or voting entitlements prior to vesting.

**Participation by Mr Greg Martin in the LTIP**

Under Listing Rule 10.14 of the ASX Listing Rules, a director of a company may only participate in an employee share plan where such participation is approved by an ordinary resolution of the company in general meeting.

Mr Martin having satisfied the specified performance criteria will participate in the LTIP in respect of the financial year ended 30 June 2005. It is proposed in respect of this financial year to grant Mr Martin the right to acquire up to a maximum of 87,483 Shares. Those Shares will vest in three equal tranches progressively over the next three years. The first tranche would vest within twelve months of Shareholder approval being given.

The following information is provided in compliance with Listing Rule 10.15A of the ASX Listing Rules:

- Under the terms of the LTIP, Mr Martin is entitled to acquire up to a maximum of 87,483 Shares which would vest in three equal tranches over the next three years and no later than three years after the meeting.

- Any Shares acquired by Mr Martin will be acquired without cost or loan to him..

- Mr Martin is the only person participating in the LTIP whose participation is required to be approved by Shareholders in accordance with Listing Rule 10.14.

- Mr Martin is also the only person requiring approval by Shareholders to have participated in the LTIP since its last approval at the 2004 Annual General Meeting. Since that time he has acquired 40,157 Shares under the LTIP.

- Details of any rights to acquire Shares under the LTIP will be published in each Annual Report of the Company relating to the period in which they have been granted and that approval for the rights to acquire Shares was obtained under Listing Rule 10.14.

- Any additional persons for whom Shareholder approval is required under Listing Rule 10.14 who may become entitled to participate in the LTIP and who are not named in this Notice of Meeting, must not participate in the LTIP until approval is obtained in accordance with Listing Rule 10.14.

- Mr Martin's right to acquire Shares under the LTIP will have effect from the close of this Meeting and will vest progressively over the next three years in accordance with the terms of the LTIP.

**Summary of AGL Long-Term Incentive Plan**

*Participants*

Those employees who have the capacity to make an impact on the long-term performance of the Company may be invited to participate in the LTIP. Entitlements to participate in the LTIP arise annually.

*Performance Linkage*

Allotment of Long Term Incentive is linked to Company performance as set by Directors each year and measured by growth in economic profit. No allocation is made unless an earnings per share increase is achieved. The overall quantum of the LTIP is also subject to a maximum limit.

*Right to Acquire Shares*

The LTIP will take the form of rights to acquire Shares at an acquisition price determined by the Company. The price will be calculated as the weighted average of the price at which shares were traded on the ASX during the five business days

up to and including the announcement of the Company's financial results. The acquisition price will be paid by the Company or an associated company for this purpose.

Once an allocation has vested sufficient Shares will be allocated to the Participant to satisfy that allocation.

*Losing the Entitlement*

If a Participant leaves the employment of the Company or an associated company before the Shares have vested for any reason other than as a result of retirement, ill health or death, and at the discretion of the Directors in other circumstances, the Participant will no longer be entitled to participate in the LTIP and will cease to be entitled to receive any Shares other than those which have already been acquired by the Participant.

*Administration*

The Directors or a Committee of the Directors will supervise the administration of the LTIP.

*Variation of Terms*

Subject to the requirements of the ASX Listing Rules from time to time, the Directors may at their discretion, vary the provisions of the LTIP.

*Suspension or Termination*

The Directors have the right to suspend or terminate the LTIP at any time. Termination of the LTIP does not affect Participants who have become entitled to receive Shares.

*Copies of LTIP*

Copies of the LTIP are available on the AGL website or from the AGL Share Registry upon request at no cost to Shareholders.

*Directors' View*

The Directors (other than Mr Martin who abstained by reason of his interest in the Resolution) have resolved that it is in the best interest of the Company for Mr Martin to be permitted to participate in the LTIP and specifically to receive the right to acquire, in respect of the financial year ended 30 June 2005, up to a maximum of 87,483 Shares in the capital of the Company to vest in three equal tranches over the next three years and no later than three years after the Meeting.

Those Directors have also resolved that, in their view, the overall remuneration of Mr Martin, including Mr Martin's participation in the LTIP, is reasonable having regard to the circumstances of Mr Martin and the Company.

## Item 5

### Approval of Non-Executive Directors' Remuneration

The maximum annual remuneration which may be paid, in aggregate, to non-executive Directors of the Company and its wholly-owned subsidiaries was fixed, by Shareholders at the 2003 Annual General Meeting at $1,200,000. This does not include the remuneration of the Managing Director. He is remunerated as an employee, not as a Director.

Under the Company's Constitution and ASX Listing Rule 10.17, the annual maximum remuneration may only be increased with the approval of Shareholders.

Individual non-executive Directors' fees are determined by the Board with reference to advice and data from AGL's remuneration specialists and from external remuneration advisers. The data and advice include market comparison of remuneration paid to non-executive Directors of companies in comparator groups across the ASX top 100 Companies, but specifically ASX Companies in the range of 21 to 50 by market capitalisation. The structure of the remuneration is a base fee plus a committee fee where applicable. Chairing a Committee attracts a higher fee. The Chairman of the Board receives no extra remuneration for participation in or chairing a Committee. Directors' fees are reviewed annually. There is no direct link between non-executive Directors' remuneration and the short-term results of AGL. Required Superannuation Guarantee contributions are provided from the Shareholder approved maximum aggregate fee pool.

The purpose of the proposed increase is to provide for:

- the possible appointment of an additional non-executive Director;
- scope for reasonable future increases in Directors' fees to continue to attract and retain Directors of the highest calibre, with the balance of skills and experience critical in the increasingly competitive, regulatory and legislative environment in which the Company operates.

It is not intended that the whole of the maximum amount of $1,500,000 would be used immediately, or indeed within a single year.

As each non-executive Director has an interest in this matter, the Directors do not believe it is appropriate to make a recommendation in relation to voting on Item 5.

## Questions from Shareholders

AGL aims to ensure Annual General Meetings and the Annual Report meet Shareholders' expectations. Your views are essential to this.

**If you would like further information on AGL, or would like to ask a question of AGL or the Auditor at the Annual General Meeting,** you may write to AGL at the addresses below.

Questions for the AGM should be relevant to the matters of the Meeting, and may include the financial reports, the motions before the Meeting, or general questions on AGL's performance, or questions to the Auditor.

**Questions for the AGM must be received by 5.00pm Tuesday 11 October 2005**

The Chairman of the Meeting will answer as many of the frequently asked questions as possible. The AGM will be webcast live at **www.agl.com.au** and a copy of the Chairman's speech will be available on the AGL website.

In accordance with the Corporations Act 2001, Shareholders will also be given a reasonable opportunity, as a whole, to:

- ask questions about, or make comments on, the management of the Company and the Remuneration Report at the Meeting; and
- ask the Auditor questions relevant to the conduct of the audit, the Auditor's Report, accounting policies adopted by the Company and the independence of the Auditor at the Meeting.

**If you would like to make a suggestion or comment on the Annual Report** please advise the Company in one of the following ways (this will allow us to incorporate your views into the content and design of future Annual Reports):

**Write** to the AGL Share Registry or the Company Secretary. You can use the enclosed reply paid envelope, or post to:

Locked Bag 1837
St Leonards NSW 2065

**Fax** to the AGL Share Registry on fax number 02 9921 2465

**Email the AGL Share Registry** on email address shareregistry@agl.com.au

**Email the Company Secretary**, Jane McAloon on email address jmcaloon@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 14/09/2005

TIME: 17:24:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy Form

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

# THE AUSTRALIAN GAS LIGHT COMPANY

**ABN 95 052 167 405**
72 Christie Street
St Leonards NSW 2065

**1. Name and address**

## Proxy Form

4

☐ *Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)*

To complete this proxy form, please see the instructions on the back of this form and refer to the accompanying documentation for details of each item of business.

### 2. Appointment of proxy

I/We being a Shareholder/s of The Australian Gas Light Company, hereby appoint ☐

*Write here the name of the person you are appointing if this person is* ***someone other than*** *the Chairman of the Meeting*

**OR**

☐ *Mark this box with an 'X' if you are appointing the Chairman of the Meeting*

failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Annual General Meeting of The Australian Gas Light Company to be held on 18 October 2005 on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at that Meeting and at any adjournment of that Meeting.

*If two proxies are being appointed, complete the following sentence:* This proxy is authorised to

exercise .......................................... votes or ...................................... % of my/our total voting rights.

### 3. Voting directions to your proxy

Your proxy may decide how to vote on any motion, except where specifically directed below.

| | | For | Against | Abstain |
|---|---|---|---|---|
| **ORDINARY BUSINESS** | | | | |
| 2 | To adopt the Remuneration Report | ☐ | ☐ | ☐ |
| 3 (a) | To elect Mr David Craig as a Director | ☐ | ☐ | ☐ |
| 3 (b) | To elect Mr Graham Reaney as a Director | ☐ | ☐ | ☐ |
| 3 (c) | To elect Mr Charles Allen as a Director | ☐ | ☐ | ☐ |
| **SPECIAL BUSINESS** | | | | |
| 4 | To approve the acquisition by Mr Greg Martin of 87,483 rights under the Long-Term Incentive Plan for the year ended 30 June 2005 | ☐ | ☐ | ☐ |
| 5 | To increase the maximum annual remuneration which may be paid to non-executive Directors in total to $1,500,000 per annum | ☐ | ☐ | ☐ |

### 4. Mark box if not directing your proxy (only relevant to special business)

The Chairman of the Meeting intends voting in favour of all items of business in relation to undirected proxies.

*If you do* ***not*** *wish to direct your proxy how to vote, please place a mark in the box* ☐

*By marking this box, you acknowledge that the Chairman of the Meeting (if he is your proxy) may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.*

### 5. Signature(s)

| Individual or Shareholder 1 | Shareholder 2 | Shareholder 3 |
|---|---|---|
| ☐ | ☐ | ☐ |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

Date: ..............................................

# Instructions for completing this proxy form

## 1. Name and address

This is your name and address as it appears on The Australian Gas Light Company's share register. If this information is incorrect, please make the correction on the form and mark the box. Shareholders sponsored by a broker will need to advise their broker of any changes. **Please note you cannot change ownership of the shares using this form.**

## 2. Appointment of proxy

Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, mark the box. If you leave this section blank or your named proxy is unable to attend, the Chairman of the Meeting for the time being will be your proxy to vote your shares. Your proxy need not be a Shareholder of The Australian Gas Light Company.

You may appoint one or two proxies to attend and vote at the Meeting on your behalf. If you appoint two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes in which case any fraction of votes will be disregarded. If you require an additional proxy form, the Company will supply it on request.

## 3. Voting directions to your proxy

You may direct your proxy how to vote on a given item of business by placing a "X" in one of the three boxes opposite that item. Your proxy may decide whether to vote on any item, except where proxies are required by law or the Constitution of the Company to vote or abstain in their capacity as proxies. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the number of shares or percentage you wish to vote in the appropriate box/es. If you do not mark any of the boxes on a given item and your proxy is entitled to vote (see 4 below), your proxy may decide how to vote on that item. If you mark more than one box on an item, your vote on that item may be invalid.

## 4. Mark box if not directing your proxy (only relevant to special business)

**If the Chairman of the Meeting is your proxy and you do not direct him how to vote on Items 4 and 5 (the items of special business), please mark the box to confirm that the Chairman should vote on your behalf.** If you do not mark the box, the Chairman will not be able to vote on Items 4 and 5 on your behalf. The Chairman intends to vote undirected proxies in favour of Items 4 and 5.

## 5. Signature(s)

You must sign this form in the spaces provided as follows:

| | |
|---|---|
| Individual Holding: | The Shareholder must sign in the box. |
| Joint Holding: | If shares are held in joint names, all Shareholders must sign in the boxes. |
| Attorney: | If you are signing as an attorney, the power of attorney must have already been lodged with the Company or, alternatively, a certified copy of it must accompany this proxy form. |
| Companies: | Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary. |

## 6. Lodgement of Proxy

A proxy form and, if not signed by the Shareholder, the power of attorney or other authority (if any) under which the proxy form is signed (or a certified copy of that power of attorney or other authority) must be received by the Company, at least 48 hours before the time for holding the Meeting. Documents may be sent to the Company by:

(a) posting them in the accompanying reply-paid envelope or posting them to the address on this form;
(b) sending them by fax to the Company's Share Registry on (02) 9921 2465; or
(c) delivering them to the Company's Head Office at 72 Christie Street St Leonards NSW.

**All correspondence to:**
The Australian Gas Light Company
Locked Bag 1837
St Leonards NSW 2065
Australia

**If you do not wish to appoint a proxy**
At this Meeting we will be using barcodes to register attending Shareholders in order to reduce delays at the door. It would be appreciated if you could bring the uncompleted proxy form with you to allow prompt registration of your attendance.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 14/09/2005

TIME: 17:31:40

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Registered Address

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

(3)

# ASX Advice

14 September 2005

## Change of Registered Address

The Australian Gas Light Company (AGL) has moved its Registered Office, Principal Place of Business and office at which the Register of AGL's Securities is kept, effective from 14 September 2005. These details are as follows:

**72 Christie Street**
**St Leonards**
**NSW 2065**

Telephone and fax numbers remain unchanged as follows:

| | |
|---|---|
| **General Enquiries:** | **02 9921 2999** |
| **General Fax:** | **02 9921 2552** |
| **Share Registry:** | **02 9921 2259** |
| **Share Registry Fax:** | **02 9921 2465** |

The postal address is:

**Locked Bag 1837**
**St Leonards**
**NSW 2065**

**Further enquiries:**

Contact: Jane McAloon
Company Secretary
Direct: 02 9921 2349
Mobile: 0419 447 384

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 14/09/2005

TIME: 17:33:24

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Registry Change of Address

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

The Australian Gas Light Company
ABN 95 052 167 405

Dear Shareholder,

Please be advised that the AGL Share Registry and AGL Head Office have moved to new offices.

New AGL Share Registry contact details are:

**72 Christie Street**
**St Leonards NSW 2065**

**Locked Bag 1837**
**St Leonards NSW 2065**

| | |
|---|---|
| Phone: | 02 9921 2259 |
| Fax: | 02 9921 2465 |
| Email: | shareregistry@agl.com.au |
| Website: | www.agl.com.au |

New AGL Head Office phone number is 02 9921 2999.

Please ensure all future correspondence is directed to our new address.

Yours sincerely

**Jane McAloon**
Company Secretary
14 September 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 20 Bridge Street
Sydney, NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet: http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/09/2005

TIME: 09:16:11

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| The Australian Gas Light Company | 95 052 167 405 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-Market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | *0* | *120,000* |
| 4 | Total consideration paid or payable for the shares | *$0* | *$1,725,960* |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $0.00<br>date:<br><br>lowest price paid: $0.00<br>date: | highest price paid: $14.43<br><br>lowest price paid: $14.35<br><br>highest price allowed under rule 7.33: $15.0738 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $148,274,040 remaining to be purchased. |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 14 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/09/2005

TIME: 09:02:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 120,000 | 9,555 |
| 4 | Total consideration paid or payable for the shares | $1,725,960 | $137,592 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.43<br>date: 14-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $14.40<br><br>lowest price paid: $14.40<br><br>highest price allowed under rule 7.33: $15.0612 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $148,136,488 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 15 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/09/2005

TIME: 09:18:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 129,555 | 0 |
| 4 | Total consideration paid or payable for the shares | $1,863,552 | $0 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.43<br>date: 14-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $15.0318 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $148,136,488 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .............................................................. Date: 16 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/09/2005

TIME: 09:29:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 129,555 | 0 |
| 4 | Total consideration paid or payable for the shares | $1,863,552 | $0 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.43<br>date: 14-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $15.0927 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $148,136,488 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 20 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/09/2005

TIME: 09:07:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 129,555 | 22,100 |
| 4 | Total consideration paid or payable for the shares | $1,863,552 | $323,557 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.43<br>date: 14-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $14.65<br><br>lowest price paid: $14.62<br><br>highest price allowed under rule 7.33: $15.1746 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $147,812,891 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 21 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/09/2005

TIME: 09:19:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 151,655 | 0 |
| 4 | Total consideration paid or payable for the shares | $2,187,109 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $14.65<br>date: 20-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $15.2544 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $147,812,891 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 22 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/09/2005

TIME: 09:27:15

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 151,655 | 0 |
| 4 | Total consideration paid or payable for the shares | $2,187,109 | $0 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.65<br>date: 20-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $15.3237 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $147,812,891 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 23 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/09/2005

TIME: 13:38:38

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x8

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **THE AUSTRALIAN GAS LIGHT COMPANY** |
| ABN | **95 052 167 405** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **SIR RONALD BRIERLEY** |
| **Date of last notice** | **11 MARCH 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 69,065 |
| **Class** | ORDINARY |
| **Number acquired** | 3,421 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 72,486 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **THE AUSTRALIAN GAS LIGHT COMPANY** |
| ABN | **95 052 167 405** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **D P CRAIG** |
| **Date of last notice** | **11 MAY 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 2,000 |
| **Class** | ORDINARY |
| **Number acquired** | 560 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 2,560 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | THE AUSTRALIAN GAS LIGHT COMPANY |
| ABN | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **A B DANIELS** |
| **Date of last notice** | **11 MARCH 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 27,049 |
| **Class** | ORDINARY |
| **Number acquired** | 1,101 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 28,150 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | THE AUSTRALIAN GAS LIGHT COMPANY |
| ABN | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **C J HEWSON** |
| **Date of last notice** | **11 MARCH 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 47,294 |
| **Class** | ORDINARY |
| **Number acquired** | 2,201 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 49,495 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **THE AUSTRALIAN GAS LIGHT COMPANY** |
| **ABN** | **95 052 167 405** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **M R G JOHNSON** |
| **Date of last notice** | **11 MARCH 2005** |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 183,151 |
| **Class** | ORDINARY |
| **Number acquired** | 8,173 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 191,324 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | THE AUSTRALIAN GAS LIGHT COMPANY |
| ABN | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **M G OULD** |
| **Date of last notice** | **11 MARCH 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 5,647 |
| **Class** | ORDINARY |
| **Number acquired** | 3,893 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 9,540 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **THE AUSTRALIAN GAS LIGHT COMPANY** |
| **ABN** | **95 052 167 405** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **G J REANEY** |
| **Date of last notice** | **11 MARCH 2005** |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 70,931 |
| **Class** | ORDINARY |
| **Number acquired** | 2,287 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.36 |
| **No. of securities held after change** | 73,218 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **THE AUSTRALIAN GAS LIGHT COMPANY** |
| **ABN** | **95 052 167 405** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **G J W MARTIN** |
| **Date of last notice** | **1 SEPTEMBER 2004** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 1 SEPTEMBER 2005 |
| **No. of securities held prior to change** | 547,745 |
| **Class** | ORDINARY |
| **Number acquired** | 40,157 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $14.17 |
| **No. of securities held after change** | 587,902 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL LONG-TERM INCENTIVE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 26/09/2005

TIME: 09:10:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 151,655 | 15,000 |
| 4 | Total consideration paid or payable for the shares | $2,187,109 | $221,208 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.65<br>date: 20-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $14.75<br><br>lowest price paid: $14.73<br><br>highest price allowed under rule 7.33: $15.3993 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $147,591,683 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .............................................................. Date: 26 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/09/2005

TIME: 09:13:15

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 166,655 | 0 |
| 4 | Total consideration paid or payable for the shares | $2,408,317 | $0 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.75<br>date: 23-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $15.4435 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $147,591,683 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 27 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 28/09/2005

TIME: 09:20:43

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 166,655 | 107,000 |
| 4 | Total consideration paid or payable for the shares | $2,408,317 | $1,576,110 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $14.75<br>date: 27-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $14.75<br><br>lowest price paid: $14.70<br><br>highest price allowed under rule 7.33: $15.4749 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $146,015,573 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 28 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 29/09/2005

TIME: 09:08:35

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| THE AUSTRALIAN GAS LIGHT COMPANY | 95 052 167 405 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 24 February 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 273,655 | 38,598 |
| 4 | Total consideration paid or payable for the shares | $3,984,427 | $563,531 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $14.75<br>date: 27-Sep-05<br><br>lowest price paid: $14.35<br>date: 14-Sep-05 | highest price paid: $14.60<br><br>lowest price paid: $14.60<br><br>highest price allowed under rule 7.33: $15.4770 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | Company has disclosed $150,000,000 in shares to be bought back, leaving $145,452,042 remaining to be purchased |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 29 September 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.